

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 8, 2006

By U.S. Mail and Facsimile

Mr. Bruce J. Labovitz
Chief Financial Officer
Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road
Suite 510
Reston, VA 20190

> **Re:** **Comstock Homebuilding Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **File No. 001-32375**

Dear Mr. Labovitz:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page F-7

1. Please revise future filings to disclose the amount of interest paid each period as required by paragraph 29 of SFAS 95, *Statement of Cash Flows*.

Note 2 – Summary of Significant Accounting Policies, page F-9

Segment Reporting, page F-13

2. We note that you operated in the Washington, D.C. and the Raleigh, North Carolina
    markets. We also note the expansion of your geographic presence during the first
    half of 2006 to the Myrtle Beach, South Carolina and Atlanta, Georgia markets.
    Please tell us how you determined that you operate in a "single extended
    geographical market." See paragraphs 10-15 of SFAS 131, *Disclosures about
    Segments of an Enterprise and Related Information* for guidance.

Exhibit 31 – Certifications

3. We note the following errors or omissions related to your certification required by
    Exchange Act Rule 13a-14(a):

    • paragraph two has replaced the word "report" with "annual report"; and
    • paragraph four omits the introductory language referring to internal control over
       financial reporting.

    Please file an amendment to your Form 10-K to revise the certification using the
    exact wording as provided in Item 301(B)(31)(i) of Regulation S-K. You may
    provide an abbreviated amendment that consists of a cover page, explanatory note,
    signature page and paragraphs 1, 2, 4, and 5 of the certification.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Item 4 – Controls and Procedures, page 23

4. Your disclosure indicates that you have evaluated the effectiveness of your disclosure
    controls and procedures as of December 31, 2005. Please revise your Form 10-Q to
    state that such evaluation was made as of the end of the period covered by the report
    as required by Item 307 of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Note 13 – Private Placement

5. We note that you issued warrants in connection with your private placement. Please
    provide us an analysis of how you determined that the warrants are appropriately
    included in equity at June 30, 2006 and September 30, 2006 based on the provisions
    of EITF 00-19.

Item 4 – Controls and Procedures

6. We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the complete full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

7. We note that in your Form 10-Q for the fiscal quarter ended June 30, 2006 you indicated that there were no changes in your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. However, this disclosure was not provided in your Form 10-K and Form 10-Q for the fiscal quarter ended March 31, 2006. Please confirm to us that there were no changes in your internal controls over financial reporting for the fiscal quarters ended December 31, 2005 and March 31, 2006.

Exhibit 31 – Certifications

8. We note the following errors or omissions related to your certification required by Exchange Act Rule 13a-14(a):

- paragraph four omits the introductory language referring to internal control over financial reporting; and
- paragraph 4(a) omits the words "including its consolidated subsidiaries".

Please file amendments to Forms 10-Q for the fiscal quarter ended March 31, 2006 and the fiscal quarter ended June 30, 2006 to revise the certification using the exact wording as provided in Item 301(B)(31)(i) of Regulation S-K. Your amendments should include the entire periodic report and new, corrected certifications.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief